Mail Stop 4561

June 20, 2007

Mr. Sim Wong Hoo
Chief Executive Officer
31 International Business Park
Creative Resource
Singapore 609921

Re: **Creative Technology LTD.**
        Form 20-F for the Fiscal Year Ended June 30, 2006
        File No. 000-20281

Dear Mr. Hoo:

        We have reviewed your letter dated May 24, 2007 and the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventory, page F-7

1.   Your response to prior comment number 1 states that you do not believe that you are required to disclose the nature or amount of your inventory write-downs that are necessary for you to properly value your inventory at the lower of cost or market. We believe that the disclosures of the amount of the inventory write-downs are required. Please address the following:

        •   Since the lower of cost or market rule is inventory valuation guidance, any changes to the values based on the application of this standard would inherently involve estimates. Therefore, your disclosures should comply with the requirements of paragraph 33 of APB Opinion 20 and SOP 94-6. If you still do not believe that changes in inventory balances based on the application of the lower of cost or marker rule are changes in estimates, please tell us how you have determined that your application of the lower of cost or market rule does not contain any estimates.

- Finally, the amount of such charges should be disclosed in your MD&A discussion so investors can determine the components and variability of your results of operations. In this respect, to the extent that the write-downs of your inventory had a material impact on the cost of goods sold, gross profit, operating (loss) income or net loss, you should disclose the amount of the charges in your results of operations disclosure. Such disclosure of known material events is required to pursuant to SEC Release 33-8350.

Revenue Recognition, page F-9

2.   We note your response to prior comment number 3. Please confirm that you will disclose how you have met the four basic revenue recognition criteria of SAB 104, including customary delivery terms, in accordance with Section II.F.3 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published November 30, 2006.

Note 18 – Subsequent Events, page F-22

3.   We note your response to prior comment number 4 which concludes that the amount paid by Apple to license the Zen Patent technology is appropriately classified as revenue as you intend to license intellectual property in the future. Your response further states that you are in discussions with several potential licensees but you have not signed any licensing agreements other than the agreement with Apple. Indicate the nature of these discussions and explain whether you are engaged in litigation/settlement negotiations with these potential licensees. Clarify in further detail why the licensing of your patent technology is an activity that constitutes your ongoing major or central operations. Your response should address why a transaction that has not occurred in prior years qualifies as an ongoing activity that is central to your operations. If your analysis is based on your "intent" for the licensing to be an on-going activity as indicated in your response, explain in greater detail why the "intent" would satisfy the notion of ongoing and central to your operations when the activity has yet to manifest.

4.   Your response to prior comment number 5 states that no amount should be allocated to the litigation settlement element as you believe that the amount Apple agreed to pay is representative of a reasonable royalty for the licensed technology. However, your response to prior comment number 9 from your letter dated March 22, 2007 states that "[t]he settlement was reached in connection with a number of lawsuits that had been filed by the Company against Apple." It further states that the settlement agreement contained significant terms whereby "[t]he Company and Apple each agreed to dismiss the respective lawsuits that it had filed against each other" and "[t]he Company and Apple each agreed to release all claims against the other for acts arising prior to the date of settlement." Therefore, based on the significant terms of the settlement agreement as provided in your response, the settlement agreement with Apple contains a litigation settlement element. Further, it would be difficult to consider that the ongoing litigation and the licensing of the patent technology could truly be considered mutually exclusive. In addition, since more than one element may exist in this arrangement, you are required to allocate the arrangement fee between the elements based on the fair value of each

element.   If you can not determine the fair value of each of the elements of the settlement agreement, you should classify the entire bundled settlement proceeds as a non-operating other income or operating gain (i.e., assuming no assets have been acquired or liabilities incurred).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris White at 202-551-3461, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief